Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146177

RJO Global Trust

Supplement dated February 1, 2009 to the Prospectus and Disclosure Document
dated December 12, 2008

The following information amends the disclosure in the Prospectus and Disclosure Document dated December 12, 2008 (the “Prospectus”).  If any statement in this supplement conflicts with a statement in the Prospectus, the statement in this supplement controls.

New Trading Advisor

Effective February 1, 2009, RJO Global Trust (the “Trust”) added NuWave Investment Management, LLC (“NuWave”) as a trading advisor to the Trust.  Information regarding NuWave is provided below.  The following tables show the approximate percentage of net assets available for trading allocated to each trading advisor for the benefit of the Trust as of February 1, 2009.
Trading Advisor	Trading Program	Allocation Effective Feb. 1*
Abraham Trading, L.P.	Trading Diversified	18%
AIS Futures Management, LLC	Multi Asset Allocation Portfolio	10%
Global Advisors, L.P.	Commodity Systematic	18%
John W. Henry & Company, Inc.	Diversified Plus	18%
NuWave Investment Management, LLC	Combined Futures Portfolio (2X)	18%
Peninsula L.P.	Tactical Macro	18%

* R.J. O’Brien Fund Management, LLC, the Trust’s managing owner (the “Managing Owner”), has selected NuWave on behalf of the Trust.  Trading advisors can be added, removed or replaced at any time by the Managing Owner, without the consent of or advance notice to the unitholders of the Trust.  The asset allocation percentages above may change at any time in the future in the sole discretion of the Managing Owner.

Information about NuWave Investment Management, LLC

NuWave Investment Management, LLC, a Delaware limited liability company  ("NuWave"), is engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests (collectively, "futures interest contracts") on United States and foreign exchanges and markets.  NuWave trades futures interest contracts including, but not limited to, contracts in agricultural items, energy products, financial instruments and indices, foreign currencies, and metals.  NuWave manages accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

NuWave has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity trading advisor and as a commodity pool operator since August 29, 2006 and has been a member of the National Futures Association (“NFA”) in such capacities since August 29, 2006.

From February 1993 through August 2006, NuWave provided trading advice to its clients through its affiliate NuWave Investment Corp., a Florida corporation.  Troy W. Buckner has been the owner and President of NuWave Investment Corp. since its inception.

NuWave has three principals: Troy W. Buckner, John S. Ryan, and Yury V. Orlov.

Principals

Troy W. Buckner has been a principal of NuWave since August 25, 2006, and an associated person and NFA associate member of NuWave since August 29, 2006.  Mr. Buckner has also been a principal of NuWave Investment Corp. since February 24, 1993, as well as an NFA associate member since July 3, 2002 and an associated person since July 23, 2002.  Mr. Buckner is the Manager of NuWave and the President of NuWave Investment Corp.  Mr. Buckner is an industry veteran who began his career at Salomon Brothers, Inc., an investment bank, as a derivatives and portfolio sales specialist in June 1986. In February 1989, Mr. Buckner left Salomon Brothers to trade energy derivatives proprietarily at George E. Warren Corporation, a private energy wholesale distributor and trading firm, and in January 1991 started his own business to focus on the design and implementation of sophisticated trading models that would eventually support NuWave Investment Corp.  Mr. Buckner formed NuWave Investment Corp. in the beginning of 1993, at which time he registered with the NFA as a commodity trading advisor on February 24, 1993.  He later transferred his commodity trading advisor registration to NuWave Investment Corp. in 2000.  Mr. Buckner joined Classic Capital Inc., a commodity trading advisor and a registered investment adviser, as a principal in January 1994 with responsibility for the design and execution of both futures and U.S. equity investment models.  In June 1995, Mr. Buckner joined Hyman Beck & Company, a commodity trading advisor, as a principal to develop systematic, investment strategies capable of trading the world’s liquid futures and currency markets.  His extensive research into innovative, non-correlated investment programs is complemented by years of trading experience and an in-depth understanding of market theory.  During the time that he was employed by Classic Capital Inc. and Hyman Beck & Company, Mr. Buckner maintained NuWave Investment Corp., although no business was conducted through the corporation.  From March 24, 2003 through June 26, 2007, Mr. Buckner was a principal and associated person of Mt. Kemble Futures, LLC, a registered introducing broker set up to service the needs of clients in need of a clearing relationship.  Mr. Buckner graduated Magna Cum Laude from the University of Delaware in 1984 with a double major (finance/accounting) and a minor (economics) before earning his M.B.A from the University of Chicago in 1986.

John S. Ryan has been a principal, an associated person, and an NFA associate member of NuWave since August 29, 2006.  He has also been a principal of NuWave Investment Corp. since May 16, 2001, as well as an associated person since April 5, 2001 and an associate member of the NFA since December 14, 2001.  Mr. Ryan began his career in December 1988 at IBM (International Business Machines Corp.), a manufacturer of computers and computer-related technology, where he designed corporate networks in New York City.  Specializing in systems and communications, he implemented custom solutions for top New York City law firms and universities.  In March 1993, Mr. Ryan was recruited by Hyman Beck & Company, a commodity trading advisor, to head its technology effort, where he held the titles of Principal and Director of Technology.  He is credited with helping to build the infrastructure and research effort that was critical to Hyman Beck’s success up until the time of his departure in February 2001.  Since joining NuWave Investment Corp. in March 2001 as Chief Technology Officer and Chief Operating Officer, Mr. Ryan has also been actively involved with research and development, where his programming and quantitative skills have been utilized in the design of NuWave’s trading systems and electronic trading infrastructure.  Mr. Ryan earned his B.B.A degree in Computer Information Systems from Bernard Baruch College, City University of New York.

Yury V. Orlov has been a principal of NuWave since August 25, 2006, and an associated person and NFA associate member of NuWave since August 29, 2006.  Dr. Orlov has also been a principal and associated person of NuWave Investment Corp. since July 19, 2005, and an associate member of the NFA since July 15, 2005.  Dr. Orlov began his professional career in April 1986 at the Nuclear Physics Institute, Moscow State University, where he held the title of Research Scientist until October 2003.  NuWave Investment Corp. engaged Dr. Orlov as an off-site consultant beginning in September 1997, and by January 2000 he had become integral in the design of NuWave’s advanced electronic execution and modeling software.  In October 2003, Dr. Orlov moved to the United States, joining NuWave in its New Jersey offices.  Dr. Orlov’s expertise is in the area of pattern recognition, genetic algorithms, time series analysis, and programming.  He obtained his Master's Degree in Physics in January 1983 and his PhD in Time Series Segmentation and Pattern Recognition, both from Moscow State University.  Dr. Orlov has authored or co-authored more than 50 publications relating to his specialties and has been published in several scientific journals.

NuWave and its principals may, from time to time, trade futures, forwards, and options contracts and securities for their own proprietary accounts.  Such trades may or may not be in accordance with the NuWave trading program described below.  It is possible that NuWave and/or its principals may from time to time be inadvertently competing with the Trust for similar futures interest contract positions in one or more markets or may take positions in their proprietary accounts which are opposite the positions taken for the Trust.  If either NuWave or its principals engage in such trading, investors will not be able to inspect such records or NuWave’s written policies related to such trading.

NuWave and its principals do not have a beneficial or ownership interest in the Trust.

There have been no material administrative, civil or criminal proceedings against NuWave, or any of its principals, which are pending, are on appeal or have concluded at any time during the last five years.

Trading Program

NuWave is engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, other futures-related interests (collectively, "futures interest contracts"), and securities traded on United States and foreign exchanges.  NuWave also manages and advises domestic and offshore private investment funds.   As of the date of this supplement, NuWave offers its clients three trading programs.  NuWave’s “Combined Futures Portfolio 2x” program is utilized in NuWave’s management of assets on behalf of the Trust.

Combined Futures Portfolio 2x Investment Methodology

NuWave’s Combined Futures Portfolio 2x program is a broadly diversified trading program designed to capture directional price movement in both bull and bear market cycles.  The Combined Futures Portfolio 2x is comprised of three systematic sub-programs called Alpha, Pattern Recognition and Beta.  Each sub-program trades in a separate timeframe (long-term, intermediate term or short-term) with exposure to 35 international markets.  Each sub-program is active in all 35 markets, where approximately 60% of market exposure is derived from financial futures (stock index, interest rate, and currency) and the remaining 40% from various commodity futures (energies, metals, grains, softs, and meats).  The Combined Futures Portfolio actively manages directional positions according to the output of proprietary pattern recognition models that identify repetitive market tendencies without relying on traditional “trend” definitions.  NuWave expects that additional markets may be traded in the future in addition to the 35 currently traded.

NuWave manages collective risk across the three futures sub-programs with a proprietary Portfolio Risk Overlay.  Although each sub-program has its own risk metrics and risk control procedures, NuWave has found it especially advantageous to manage macro level risk as well.  The benefits of a broad, systematic risk overlay become especially evident in two reoccurring scenarios:  1) when market sectors become very highly correlated, usually as a result of some international phenomena; and 2) during windows where several markets have trended significantly for extended periods of time, which may elevate the risks associated with NuWave’s market positions.

The NuWave team marries extensive trading experience with strong technical modeling capabilities to enhance its research and development process.  Risk control at both the micro and macro levels are a NuWave hallmark, allowing trading strategies in multiple timeframes to provide additional diversification.

Implementation of Trading Programs

NuWave attempts to refine its trading systems over time as part of an ongoing research and development effort.  Additional trading systems may be developed by the principals of NuWave and may be employed in trading accounts managed by NuWave, including those, such as the Trust, exposed to the NuWave Combined Futures Portfolio 2x program.  The principals of NuWave review and maintain discretion over all aspects of NuWave’s computer generated trading methodologies.

Although technical trading systems are typically structured, highly disciplined by nature, and  applied with significant use of computers, such systems still require certain subjective judgments and decisions.  For example,

NuWave must identify certain market patterns that will act as input to the trading models.  NuWave must select the contracts and markets which will be traded and the contract months in which positions will be maintained.  NuWave will also determine when to roll over a position (i.e., liquidate a position which is about to expire and initiate a new position in a more distant contract month).  Such decisions require consideration of, among other things, the volatility of a particular market, the pattern of price movements (both interday and intraday), open interest, trading volume, changes in spread relationships between various contract months and between various contracts and overall portfolio balance and risk exposure.  With respect to the timing and execution of trades, NuWave must make decisions that it believes will minimize market impact.  No assurance can be made that consideration will be given to any or all of the foregoing factors by NuWave with respect to every trade for the Trust or that consideration of any of such factors in a particular situation will lessen the Trust’s risk of loss.  Such decisions may involve a substantial element of judgment and the unavailability of NuWave to make such decisions could materially impair the operation of the technical trading approach.

Leverage and Risk Management

In addition to the subjective decision making authority reserved for its principals, NuWave also maintains certain risk management procedures for determining the appropriate quantity of contracts to be traded for an account of a given size and for all accounts. NuWave may adjust its trading portfolios and the position size of an order prior to placement, and/or after the initial position is established, based on such factors as past market volatility, prices of commodities, amount of risk, potential return and margin requirements.  The decision not to trade a certain futures interest at certain times or to reduce the number of contracts traded in a particular futures interest may result in missing significant profit opportunities that otherwise might have been captured if NuWave depended solely on the computer-based aspects of its trading strategy or on different trading strategies altogether.

NuWave may, at its discretion, adjust leverage in certain markets or entire portfolios.  Adjustments to certain positions or entire portfolios for leverage may positively or negatively affect performance.  In addition, if an adjustment is made to one trading portfolio it is not necessarily made to all portfolios.  Factors which may affect the decision to adjust leverage include research, portfolio diversification, current market volatility, risk exposure, subjective judgment, and evaluation of other general market conditions.  No assurance is given that such leverage adjustments will be financially beneficial, and such leverage adjustments may actually result in lost opportunities or substantial losses.

New client accounts such as the Trust may encounter certain risks related to the initial investment of assets during account start-up periods.  For example, during an account’s start-up period, the level of diversification may be lower than a previously existing account with a fully committed and diversified portfolio.  Also, a new account may commence trading in markets which have experienced price movement in the account’s favor but then subsequently retrace.

Since NuWave considers preservation of initial assets paramount to producing trading results, NuWave employs risk management techniques in an effort to reduce risk. These techniques include attempts to trade multiple uncorrelated markets in an effort to diversify as well as to limit the equity committed to each market and market sector.  In addition, NuWave prefers to initiate new client accounts following periods of negative performance in order to protect initial capital.  No assurance can be given that such techniques will be financially beneficial, and such techniques may actually result in lost opportunities or substantial losses.

The potential for profit, and associated risks, for the Trust’s account at different times, and for different client accounts at the same time, may vary significantly according to factors including, but not limited to, NuWave markets traded, market conditions, the size of the given account, the brokerage commissions charged, the management and incentive fees charged, the contracts, if any, excluded by the client, and the account commencement date. Accordingly, no client should expect the same performance results as any other account or the composite performance presented herein.

NuWave, at its discretion and according to its research, may add to or delete from the markets traded in each portfolio.  The actual portfolio balance and number of markets traded may depend, in part, on the size of the Trust’s account.

CAPSULE A

NuWave Investment Management LLC Combined Futures Portfolio 2x Past Performance

Set forth in the following capsule is the past performance of NuWave Combined Futures Portfolio 2x from February 2005 through December 2008 for 51 accounts.

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by NuWave on behalf of the Trust in the future.  Past performance is not indicative of future results.  There can be no assurance that the Trust will make any profits at all, or will be able to avoid incurring substantial losses.  The results in the following summary are unaudited.

Name of Commodity Trading Advisor:	NuWave Investment Management, LLC
Name of Program:	Combined Futures Portfolio 2x
Inception of trading by CTA:	May 2001
Inception of trading in program:	February 2005
Number of open accounts:	28
Aggregate assets overall as of December 31, 2008:
Excluding “notional” equity:	$55,147,490
Including “notional” equity:	$424,153,410
Aggregate assets in program as of December 31, 2008:
Excluding “notional” equity:	$55,147,490
Including “notional” equity:	$314,277,167
Worst monthly Composite drawdown* since inception:	(11.72%) August 2007
Worst peak-to-valley Composite drawdown since inception:	(13.91%) June 2007 – August 2007
Number of profitable closed accounts (since inception):	15
Range of positive returns for opened & closed accounts (since inception):	0.87% - 41.09%
Number of unprofitable closed accounts (since inception):	8
Range of negative returns for opened & closed accounts (since inception):	(2.93%) - (18.43%)
2008 annual return:	51.50%
2007 annual return:	-0.12%
2006 annual return:	11.87%
2005 annual return:	17.78%

Actual Trading Performance: February 1, 2005 – December 31, 2008**

MONTH	2008 (%)	2007 (%)	2006 (%)	2005 (%)
January	3.06	0.93	2.89	--
February	4.35	-2.83	-3.50	-0.48
March	1.15	-1.95	0.85	1.10
April	-5.75	2.39	3.23	-4.93
May	-4.50	0.34	0.99	4.15
June	-3.04	5.52	-1.18	3.98
July	8.73	-2.48	-1.53	3.81
August	10.12	-11.72	2.68	6.80
September	10.90	2.44	1.92	2.59
October	17.21	2.80	1.44	-7.18
November	2.57	3.04	-0.95	5.06
December	0.24	2.57	4.74	2.51
Annual Return	51.50	-0.12	11.87	17.78

*Drawdown is the largest percentage decline experienced in the relevant program on a composite basis over a specified period of time.

**Monthly returns in the table above are presented net of 1% management and 20% quarterly incentive fee.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Notes to Performance Information:

In reviewing the descriptions of NuWave’s performance information, prospective investors should understand that monthly returns in the table above are presented net of 1% management and 20% quarterly incentive fee.  Beginning in January 2006 actual individual accounts interest income is included in the calculation of monthly rates of return.  Fees that deviate from these levels will cause performance to deviate from that depicted above.  Composite performance is not necessarily indicative of any individual account.

1.
From February 1993 through August 2006, NuWave provided trading advice to its clients through its affiliate NuWave Investment Corp., a Florida corporation.  Troy W. Buckner has been the owner and President of NuWave Investment Corp. since its inception.

2.	Combined Futures Portfolio 2x is the name of the trading program used by NuWave in directing the accounts included in the performance summary.

3.	“Inception of trading by CTA” is the date on which NuWave began directing client accounts.

4.	“Inception of trading in program” is the date on which NuWave began directing client accounts pursuant to the Combined Futures Portfolio 2x program shown in the performance summary.

5.	“Number of open accounts” is the number of accounts directed by NuWave pursuant to the Combined Futures Portfolio 2x program through December 31, 2008.

6.	“Aggregate assets overall” is the aggregate amount of actual assets under the management of NuWave in all programs operated by NuWave through December 31, 2008.

7.
“Aggregate assets in program” is the aggregate amount of total equity, including “notional” equity, under the management of NuWave in the Combined Futures Portfolio 2x program through December 31, 2008.

8.
“Worst monthly drawdown” is the largest monthly percentage loss experienced by any account of NuWave in the Combined Futures Portfolio 2x program in any calendar month since the date of inception and ending December 31, 2008.  “Loss” for these purposes is calculated on the basis of the loss experienced by each such account, expressed as a percentage of the total equity (including “notional” equity) of such account.

9.
“Worst peak-to-valley drawdown” is the largest percentage decline (after eliminating the effect of additions and withdrawals) experienced by any account of NuWave in the Combined Futures Portfolio 2x program since the date of inception and ending December 31, 2008 from any month-end net asset value, without such month-end net asset value being equaled or exceeded as of a subsequent month-end. Worst peak-to-valley drawdown is calculated on the basis of the loss experienced by each such account in the relevant program, expressed as a percentage of the total equity (including “notional” equity) in such account.

10.
“Annual return” is calculated by multiplying on a compound basis each monthly rate of return and not by adding or averaging such monthly rates of return. For periods of less than one year, the results are for the period indicated.

11.	Returns prior to September 1, 2006 were generated under the Trading Advisor heading of NuWave Investment Corp.

The hypothetical performance information contained on pages 100 through 103 of the Prospectus is hereby deleted and replaced with the following:

HYPOTHETICAL PERFORMANCE INFORMATION

The composite performance information on the following page represents the hypothetical performance of the Trust as if each of the six trading advisors listed on page 1 of this supplement had traded the assets on behalf of the Trust over the period from April 1, 2007 through December 31, 2008, which is the period during which all six of the trading programs currently being used by the Trust were in existence.  The calculations were made based on performance information provided by each of the six trading advisors on actual accounts traded, net of all applicable fees, and were further reduced by brokerage commissions and management fees (for the purpose of calculating the hypothetical performance information and to better approximate the Trust fees, a fee of 4% per annum was charged against the net performance of each trading advisor).  The actual management fees and performance fees to be paid by the Trust may differ from the fees paid by the account information provided by each trading advisor and used to calculate this hypothetical composite performance information.  All distributions of profits were assumed to be reinvested.  The performance information provided by the trading advisors was not independently verified by the managing owner and may reflect the use by the trading advisor of notional funds in the calculation of the trading advisor’s performance.  The initial allocation made to each trading advisor for purposes of calculating the hypothetical performance information was equally divided among each trading advisor and was rebalanced quarterly.  This hypothetical performance information was calculated in accordance with CFTC and NFA rules.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW.  NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN.  IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS ACHIEVED BY ANY PARTICULAR TRADING PROGRAM.

ONE OF THE INHERENT LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT.  IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING.  FOR EXAMPLE, THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING PROGRAM IN SPITE OF TRADING LOSSES ARE MATERIAL POINTS WHICH CAN ALSO ADVERSELY AFFECT ACTUAL TRADING RESULTS.  THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING PROGRAM WHICH CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

THIS COMPOSITE PERFORMANCE RECORD IS HYPOTHETICAL AND THESE TRADING ADVISORS HAVE NOT TRADED TOGETHER IN THE MANNER SHOWN IN THE COMPOSITE.  HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW.  NO REPRESENTATION IS BEING MADE THAT ANY MULTI-ADVISOR MANAGED ACCOUNT OR POOL WILL OR IS LIKELY TO ACHIEVE A COMPOSITE PERFORMANCE RECORD SIMILAR TO THAT SHOWN.  IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD AND THE ACTUAL RECORD SUBSEQUENTLY ACHIEVED.

ONE OF THE LIMITATIONS OF A HYPOTHETICAL COMPOSITE PERFORMANCE RECORD IS THAT DECISIONS RELATING TO THE SELECTION OF TRADING ADVISORS AND THE ALLOCATION OF ASSETS AMONG THOSE TRADING ADVISORS WERE MADE WITH THE BENEFIT OF HINDSIGHT BASED UPON THE HISTORICAL RATES OF RETURN OF THE SELECTED TRADING ADVISORS.  THEREFORE, COMPOSITE PERFORMANCE RECORDS INVARIABLY SHOW POSITIVE RATES OF RETURN.  ANOTHER INHERENT LIMITATION ON THESE RESULTS IS THAT THE ALLOCATION DECISIONS REFLECTED IN THE PERFORMANCE RECORDS WERE NOT MADE UNDER ACTUAL MARKET CONDITIONS AND, THEREFORE,

CANNOT COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING.  FURTHERMORE, THE COMPOSIE PERFORMANCE RECORD MAY BE DISTORTED BECAUSE THE ALLOCATION OF ASSETS CHANGES FROM TIME TO TIME AND THESE ADJUSTMENTS ARE NOT REFLECTED IN THE COMPOSITE.

RJO GLOBAL TRUST(1)
April 1, 2007 – December 31, 2008
Worst Monthly Decline(2) since April 1, 2007 (Month/Year): (3.81%) (8/07)
Worst Peak-to-Valley Decline(3) since April 1, 2007 (Month/Year):  (5.89%) (7/07-8/07)

Monthly Rate of Return(4)	2008	2007
January	5.43%	--
February	8.63	--
March	0.15
April	(1.13)	2.22
May	1.03	0.36
June	4.00	2.38
July	(4.33)	(2.17)
August	(1.00)	(3.81)
September	3.05	6.42
October	5.76	3.57
November	0.20	1.06
December	0.21	3.44
Compound Annual Rate of Return(5)	23.49%	13.88%

(1)
The composite performance information above represents the hypothetical performance of the Trust as if each of the six current trading advisors traded the assets on behalf of the Trust over the period from April 1, 2007 through December 31, 2008, which is the period during which all six of the trading programs currently being used by the Trust were in existence.  The calculations were made based on performance information provided by the trading advisors on actual accounts traded.  Actual monthly returns for each trading advisor are provided in “The Trading Advisors” beginning on page 29 of the Prospectus and on page 5 of this supplement, along with the “Notes to the Performance Information” that accompanies the trading advisors’ performance information.

(2)	Worst Monthly Decline is the largest monthly percentage loss experienced by the Trust in any calendar month between April 1, 2007 and December 31, 2008.
(3)	Worst Peak-to-Valley Decline is the largest decline in the net asset value per unit without such net asset value per unit being subsequently equaled or exceeded.
(4)
Monthly Rate of Return is the net performance of the Trust during a month divided by the total equity of the Trust as of the beginning of the month.  Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

(5)
Compound Annual Rate of Return is the compounded average annual return of the underlying manager portfolio, net of their actual fees, rebalanced quarterly.  In addition, the portfolio was charged 4% per annum to account for Trust level expenses.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS